GREAT LAKES FUND, INC.

Statement of Assets and Liabilities

June 30, 1997

(Unaudited)

Assets
Investments, at value (@ cost $796,511,300)                 $   1,312,782,622
Dividends receivable                                                1,574,609
Interest receivable                                                    15,906
Prepaid expenses                                                       47,521
Deferred organization costs, net                                       19,910

   Total Assets                                                 1,314,440,568

Liabilities
AMPS Dividend Payable                                               1,545,349
Accrued expenses                                                      578,993
Notes payable                                                         305,500
Accrued interest expense                                                8,096

   Total Liabilities                                                2,437,938

   Net Assets                                               $   1,312,002,630

Net assets are represented by:
Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           100,000,000
Series D Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Series E Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                            50,000,000
Series F Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 750 shares
     authorized, issued and outstanding                            75,000,000
Common stock at par value, $.01 per share, 199,995,250 shares
     authorized, 37,508,445.64 shares issued and outstanding          375,084
Additional paid-in capital                                        321,068,303
Overdistributed Net Gains                                            (712,079)
Net unrealized appreciation of investments                        516,271,322

   Net Assets                                               $   1,312,002,630

   Net asset value per common shares outstanding            $           22.32

See accompanying notes to the financial statements.
GREAT LAKES FUND, INC.

Statement of Operations

For the period from January 1, 1997 to June 30, 1997

(Unaudited)



Investment income:
       Dividend income                                      $      10,783,265
       Interest income                                                 58,919

         Total investment income                                   10,842,184

Expenses:
   Broker dealer fee                                                  576,081
   Legal fees                                                          21,827
   Rating agencies fees                                                40,113
   Independent auditors                                                24,877
   Auction agent fee                                                   13,487
   Administration fees                                                872,378
   Directors fees and expenses                                          5,393
   Interest expense                                                    14,058
   Insurance                                                            8,267
   Investment management fee                                           58,133
   Other expenses                                                       1,765
   Amortization of organization costs                                   3,480

        Total expenses                                              1,639,859

        Net investment income                                       9,202,325

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $     5,839,120
        Cost of securities sold                  (4,483,756)
                                                                    1,355,364
   Unrealized appreciation of investments:
        Beginning of period                     303,414,954
        End of period                           516,271,322
   Increase in net unrealized appreciation of investments         212,856,368

        Net increase in net assets resulting
           from operations                                  $     223,414,057



See accompanying notes to the financial statements.






GREAT LAKES FUND, INC.

Statement of Changes in Net Assets

For the period from January 1, 1997 to June 30, 1997

and for the year ended December 31, 1996

(Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1997     year ended
                                               (Unaudited)   December 31, 1996
From operations:
   Net investment income                    $     9,202,325        17,172,952
   Net realized gain on investments               1,355,364         3,913,163
   Net change in unrealized appreciation
        on investments                          212,856,368       180,453,127

        Increase in net assets resulting
           from operations                      223,414,057       201,539,242

Dividends to stockholders from net
   investment income:
   Auction market preferred stock                (9,202,325)      (14,479,017)
   Common stock                                           0        (2,693,935)
                                                 (9,202,325)      (17,172,952)

Dividends to stockholders from net realized gains:
   Auction market preferred stock                (2,125,639)                0
   Common stock                                           0        (3,836,375)
                                                 (2,125,639)       (3,836,375)

        Decrease in net assets resulting from
           dividends to stockholders            (11,327,964)      (21,009,327)

Increase (decrease) from capital share transactions:
   Issuance of auction market preferred stock    75,000,000        50,000,000
   Issuance of common stock                               0                 0
   Additional paid in capital from
        common stockholder                        8,000,000                 0
   Return of additional paid in capital to
        common stockholder                      (29,647,709)      (50,000,000)

                                                 53,352,291                 0

        Total increase in net assets            265,438,384       180,529,915

Net assets:
   Beginning of period                        1,046,564,246       866,034,331

   End of period                            $ 1,312,002,630     1,046,564,246


See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Financial Highlights

For the period from January 1, 1997 to June 30, 1997, the year ended December 31, 1996, and for the period
May 1, 1995 (commencement of operations) through December 31, 1995


                                           For the six
                                           months ended
                                           June 30, 1997
                                           (Unaudited)   1996     1995 (1)
For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period          17.24      13.77      10.00
 Net investment income                          0.25       0.46       0.33
 Net realized and unrealized gains
    (losses) on investments                     5.71       4.91       3.76

      Total from investment operations          5.96       5.37       4.09

Additional paid in capital                      0.21       0.00       0.00

Less distributions from net investment income
     and net realized gains:
 Common share equivalent of dividends
    paid to AMPS holders                       (0.30)     (0.40)     (0.27)
 Dividends paid to common shareholders          0.00      (0.17)     (0.05)

Less distributions from net paid-in capital:
 Return of capital paid to common
    shareholders                               (0.79)     (1.33)      0.00

      Total distributions                      (1.09)     (1.90)     (0.32)

Net asset value, end of period            $    22.32      17.24      13.77

Total investment return                        21.35%     38.98%     40.90%(2)

Net assets at end of period (000s)         1,312,003  1,046,564    866,034

Ratio of expenses to average net assets
     applicable to common stock                 0.14%      0.40%      0.10%(3)

Ratio of net investment income to average net
     assets applicable to common stock (4)     -0.18%      0.21%      0.23%(3)

Portfolio turnover                              0.48%      2.23%      2.22%

Average commissions paid on equity
     securities transactions (5)          $   0.0217     0.0200       0.00

 (1)For the period May 1, 1995 (commencement of operations) to December 31,
    1995.
 (2)Total investment return for the period; not annualized.
 (3)Annualized.
 (4)Net investment income is adjusted for distributions paid to auction market preferred stock (AMPS") holders.
 (5)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes to financial statments.

                         GREAT LAKES FUND, INC.

                     Notes to the Financial Statements

                               June 30, 1997

                                (Unaudited)


(1) Organization and Significant Accounting Policies

    The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment
      Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

    The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.
      The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

    The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

    (a) Security Valuation

        Investments in securities traded on a national securities exchange
          (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

    (b) Security Transactions

        Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

    (c) Federal Income Taxes

        It is the Fund's policy to comply with the requirements of the Internal
          Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

    (d) Distribution of Income and Gains

        The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

        The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996 reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.
                                       2


                             GREAT LAKES FUND, INC.

                     Notes to Financial Statements, Continued

                                  (Unaudited)


(1), Continued

     (e)  Reclassification Policy

        It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

    (f) Use of Estimates

        Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

    (g) Organization Costs

        Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.

  (2)     Related Party Transactions

    A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

    During the six months ended June 30, 1997, the common stockholder contributed approximately $8,000,000 as additional paid in capital.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, dividends to the common stockholder amounted to $0 and $6,287,604, respectively.

    During the six months ended June 30, 1997 and the year ended
      December 31, 1996, return of capital distributions to the common stockholder amounted to approximately $29,650,000 and approximately $50,000,000 (of which approximately $6,600,000 was considered taxable for IRS purposes), respectively.

    Comerica Bank serves as both custodian and administrator for the Fund.
      The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of twenty-five hundredths of one percent in 1996, fifteen hundredths of one percent in 1997 and six hundredths of one percent thereafter based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis.

(3) Investment Transactions

    The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding
                                       3

                              GREAT LAKES FUND, INC.

                     Notes to Financial Statements, Continued

                                 (Unaudited)

(3), Continued

    short-term securities, for the six months ended June 30, 1997 were $4,483,756 and $5,839,120, respectively.

    As of June 30, 1997, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $525,959,036 and $9,687,714, respectively.

(4) Auction Market Preferred Stock

    In June 1996, the Fund issued $50 million of Auction Market Preferred
      Stock ("AMPS").

    In February 1997, the Fund issued an additional $75 million of AMPS.

    The Fund has outstanding at June 30, 1997, 1000 shares each of Series
      A, Series B and Series C, 500 shares each of Series D and Series E,
      750 shares of Series F AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on June 30, 1997 were 4.36%, 4.4%, 4.4%, 4.25%, 4.35%
      and 4.25% for Series A, Series B, Series C, Series D, Series E and Series F, respectively.

    Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

    In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer.
      The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5) Notes Payable

    As of June 30, 1997, the Fund had $305,500 of principal notes outstanding to investors. The notes due on May 8, 2020, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of June 30, 1997, the Fund was paying interest at 9.23% per annum.


                                 GREAT LAKES FUND, INC.

                                Portfolio of Investments
                                     June 30, 1997

                                      (Unaudited)
  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.28%

                BUILDING MATERIALS
    22,200  CHAMPION INTL CORP                  1,226,550.00
    16,800  GEORGIA PACIFIC CORP                1,434,300.00
    76,000  HOME DEPOT                          5,239,250.00
    19,600  LOUISIANA PAC CORP                    414,050.00
    30,200  MASCO CORP                          1,260,850.00
    13,400  OWENS CORNING                         577,875.00

                CONSTRUCTION EQUIPMENT
     7,400  GIDDINGS & LEWIS                      154,475.00

                PAINT AND FLAT GLASS
    36,500  PPG INDUS INC                       2,121,562.50
    35,600  SHERWIN WILLIAMS CO                 1,099,150.00

                INDUSTRIAL CHEMICALS
     9,600  GREAT LAKES CHEM CRP                  502,800.00
    14,400  ROHM & HAAS CO                      1,296,900.00

                MISCELLANEOUS
    17,600  FLUOR CORP                            971,300.00
     7,800  FOSTER WHEELER CORP                   315,900.00
     7,400  KAUFMAN & BROAD HOME CORP             129,962.50

   TOTAL BUILDING AND CONSTRUCTION            $16,744,925.00

  CHEMICALS AND DRUGS                     13.86%

                CHEMICALS
    23,100  AIR PRODS & CHEMS INC               1,876,875.00
    56,000  AMGEN INC                           3,255,000.00
    24,700  BOSTON SCIENTIFIC CORP              1,517,506.25
    42,700  DOW CHEMICAL CO                     3,720,237.50
   255,400  DUPONT DENEMOURS & CO              16,058,275.00
    15,900  EASTMAN CHEMICAL CO                 1,009,650.00
    39,950  ENGLEHARD CORP                        836,453.13
     7,500  FMC CORP-NEW                          595,781.25
    15,200  GRACE W. R. & CO. (NEW)               837,900.00
    23,800  HERCULES INC                        1,139,425.00
   116,600  MONSANTO CO                         5,021,087.50
    31,100  MORTON INTERNATIONAL INC              938,831.25
    13,700  NALCO CHEM CO                         529,162.50
    28,800  PRAXIAIR INC                        1,612,800.00
    23,400  SIGMA-ALDRICH CORP                    820,462.50
    28,000  UNION CARBIDE CORP                  1,317,750.00

                DRUGS
   170,900  ABBOT LABS                         11,407,575.00
    14,400  ALZA CORP CL A                        416,700.00
   136,200  AMERICAN HOME PRODUCTS             10,419,300.00
   202,000  BRISTOL MYERS SQUIBB CO            16,362,000.00
   282,200  JOHNSON & JOHNSON                  18,166,625.00
   113,300  LILLY ELI & CO                     12,385,106.25
   230,300  MERCK & CO., INC                   23,836,050.00
   123,900  PFIZER INC                         14,806,050.00
    56,820  PHARMACIA & UPJOHN INC              1,974,495.00
   162,400  SCHERING PLOUGH                     7,774,900.00
    50,800  WALGREEN CO                         2,724,150.00

                COSMETICS
    11,600  ALBERTO CULVER CO CL B                324,800.00
    27,200  AVON PRODUCTS INC                   1,919,300.00
    25,000  INTL FLAVORS & FRAGRANCES           1,262,500.00

                HEALTH PRODUCTS/CARE
    12,600  ALLERGAN INC                          400,837.50
    10,600  BARD CR INC                           384,912.50
    12,400  BAUSCH & LOMB                         584,350.00
    57,300  BAXTER INTL INC.                    2,993,925.00
    25,600  BECTON DICKINSON & CO               1,296,000.00
    24,000  BEVERLY ENTERPRISES INC               390,000.00
   171,600  COLUMBIA/HCA HEALTHCARE             6,746,025.00
    13,800  GUIDANT CORP                        1,173,000.00
    46,800  TENET HEALTHCARE CORP               1,383,525.00
    11,600  U S SURGICAL                          432,100.00
    24,600  UTD HEALTHCARE CORP                 1,279,200.00

         TOTAL CHEMICALS AND DRUGS           $181,930,623.13

  CONSUMER PRODUCTS                       14.39%

                CONFECTIONS AND BEVERAGES
    90,200  ANHEUSER-BUSCH COS                  3,782,762.50
    12,800  BROWN FORMAN INC CL B                 624,800.00
   549,100  COCA COLA CO                       38,299,725.00
    31,800  NEWELL CO.                          1,260,075.00
   330,500  PEPSICO INC                        12,414,406.25

                CONTAINERS
    19,600  AVERY DENNISON CORP                   786,450.00
     5,700  BALL CORP                             171,356.25
    16,700  CROWN CORK & SEAL INC                 892,406.25
    13,300  STONE CONTAINER                       190,356.25
     9,700  TEMPLE INLAND INC                     523,800.00

                PACKAGED FOOD
   115,191  ARCHER DANIELS MIDLAND CO           2,706,988.50
    98,000  CAMPBELL SOUP CO                    4,900,000.00
    51,800  CONAGRA                             3,321,675.00
     7,300  COORS ADOLPH CO CL B                  194,362.50
    30,600  CPC INTL INC                        2,824,762.50
    35,800  GENERAL MILLS INC                   2,331,475.00
    79,000  HEINZ H J CO                        3,643,875.00
    33,600  HERSHEY FOODS CORP                  1,858,500.00
    45,800  KELLOGG CO                          3,921,625.00
    14,300  PIONEER HI BRED INTL INC            1,144,000.00
    28,800  QUAKER OATS CO                      1,292,400.00
    18,500  RALSTON-PURINA GROUP                1,520,468.75
    99,200  SARA LEE CORP                       4,129,200.00
    38,100  SYSCO CORP                          1,390,650.00
       400  UNILEVER NV NEW YORK                   85,625.00
    26,400  WRIGLEY WM JR CO                    1,768,800.00

                PAPER
    11,400  AMERICAN GREETINGS CL A               423,225.00
     8,300  BEMIS CO                              360,012.50
     4,900  BOISE CASCADE CORP                    173,031.25
    61,812  INTERNATIONAL PAPER CO              3,001,745.25
    17,900  JAMES RIVER CORP                      662,300.00
   118,576  KIMBERLY CLARK CORP                 5,899,156.00
    10,000  MEAD CORP                             622,500.00
     5,600  POTLATCH CORP                         253,400.00
    12,200  UNION CAMP CORP                       610,000.00
    37,000  WEYERHAEUSER CO                     1,924,000.00
       200  WILLIAMETTE INDUSTRIAL                 14,000.00

                PRINTING AND PUBLISHING
     5,800  JOSTENS INC                           152,975.00
    15,900  KNIGHT-RIDDER INC                     780,093.75
    19,800  MCGRAW-HILL COMPANIES INC           1,164,487.50
    11,000  MEREDITH CORP                         319,000.00
    19,000  NEW YORK TIMES CO CL A                959,500.00
    89,200  TIME WARNER INC                     4,303,900.00
    17,900  TIMES MIRROR CO CL A NEW            1,016,943.75
    26,800  TRIBUNE CO                          1,288,075.00
    19,650  WESTVACO CORP                         617,746.88

                RECREATIONAL EQUIPMENT
    20,300  BRUNSWICK CORP                        634,375.00
    13,200  HARRAH'S ENTERTAINMENT                240,900.00
    21,300  HASBRO INC                            604,387.50
    50,425  MATTEL INC                          1,708,146.88

                SOAPS
     9,000  CLOROX CO                           1,188,000.00

                OTHER CONSUMER PRODUCTS
    63,000  COLGATE PALMOLIVE CO                4,110,750.00
    31,300  FORTUNE BRANDS INC                  1,167,881.25
    96,300  GILLETTE CO                         9,124,425.00
   139,600  PROCTER & GAMBLE CO                19,718,500.00
    22,600  RUBBERMAID INC                        672,350.00
     3,800  SPRINGS INDUS INC                     200,450.00
    12,600  TUPPERWARE CORPORATION                459,900.00
    25,600  UST INC                               710,400.00
    17,800  WHITMAN CORP                          450,562.50

                PHOTOGRAPHY
    73,900  EASTMAN KODAK CO                    5,671,825.00
     7,800  POLAROID CORP                         432,900.00

                HOUSEHOLD FURN/APPLIANCES
     6,800  ARMSTRONG WORLD IND                   498,950.00
    21,200  MAYTAG CO                             553,850.00

                RETAIL
     2,400  FEDERATED DEPT STORES NEW              83,400.00
    25,200  TJX COS INC (NEW)                     664,650.00

                APPAREL
    38,500  FRUIT OF THE LOOM CL A              1,193,500.00
    47,225  LIMITED INC                           956,306.25
    10,900  LIZ CLAIBORNE INC                     508,212.50
    56,400  NIKE INC CL B                       3,292,350.00
     8,400  STRIDE RITE CORP                      108,150.00
    10,300  V F CORP                              876,787.50

                BROADCASTING
   146,442  DISNEY WALT CO                     11,751,970.50
     7,700  KING WORLD INC                        269,500.00

                MISCELLANEOUS
    25,100  PALL CORP                             583,575.00

           TOTAL CONSUMER PRODUCTS           $188,963,591.51

  DURABLE GOODS                           25.73%

                AEROSPACE-AIRCRAFT
   144,258  BOEING CO                           7,654,690.13
    11,500  GENERAL DYNAMICS CORP                 862,500.00
    34,500  LOCKHEED MARTIN CORP                3,572,906.25
    48,200  MCDONNELL DOUGLAS CORP              3,301,700.00
    11,400  NORTHROP GRUMMAN CORP               1,001,062.50
    53,100  RAYTHEON CO                         2,708,100.00
    37,000  TEXTRON INC                         2,455,875.00
    51,600  UNITED TECHNOLOGIES CORP            4,282,800.00

                AGRICULTURAL MACHINERY
    40,500  CATERPILLAR INC                     4,348,687.50
    50,500  DEERE & CO                          2,771,187.50

                AUTOMOBILE AND PARTS
    36,000  AUTOZONE INC                          848,250.00
   152,200  CHRYSLER CORP                       4,994,062.50
    12,500  COOPER TIRE & RUBBER                  275,000.00
     7,200  CUMMINS ENGINE INC                    508,050.00
    20,100  DANA CORP                             763,800.00
    15,600  EATON CORP                          1,362,075.00
    14,000  ECHLIN INC                            504,000.00
   203,500  FORD MTR CO                         7,682,125.00
   140,600  GENERAL MTRS CORP                   7,829,662.50
    32,550  GENUINE PARTS CO                    1,102,631.25
    16,400  NAVISTAR INTL CORP (NEW)              282,900.00
    30,300  TENNECO INC (NEW)                   1,369,181.25
    28,000  TRW INC                             1,590,750.00

                ELECTRICAL
    53,804  AMP INC                             2,246,317.00
    96,000  EMERSON ELEC CO                     5,286,000.00
    20,700  GENERAL INST CORP                     517,500.00
    29,900  HONEYWELL INC                       2,268,662.50
     6,500  RAYCHEM CORP                          483,437.50
   101,300  WESTINGHOUSE ELEC CORP              2,342,562.50

                ELECTRONICS
    28,600  ADVANCED MICRO-DEVICES              1,029,600.00
    39,900  APPLIED MATLS INC                   2,825,418.75
   163,200  CISCO SYS INC                      10,954,800.00
     8,200  E G & G INC                           184,500.00
   646,000  GENERAL ELECTRIC CO                42,232,250.00
     9,600  GENERAL SIGNAL CORP                   418,800.00
   230,200  HEWLETT PACKARD CO                 12,891,200.00
   210,900  INTEL CORP                         29,908,256.25
     1,200  LSI LOGIC CORP                         38,400.00
    47,600  MICRON TECH                         1,901,025.00
    36,300  NATIONAL SEMICONDUCTOR              1,111,687.50
     9,800  NATIONAL SVC INDS                     477,137.50
   114,850  ORACLE CORPORATION                  5,785,568.75
     9,200  PERKIN ELMER CORP                     731,975.00
    30,400  SEAGATE TECHNOLOGY INC              1,069,700.00
     9,200  TEKTRONIX INC                         552,000.00
    46,900  TEXAS INSTRUMENTS                   3,942,531.25
     7,700  THOMAS & BETTS CORP                   404,731.25

                INDUSTRIAL MACHINERY
     7,000  AEROQUIP-VICKERS INC                  330,750.00
     5,400  BRIGGS & STRATTON CORP                270,000.00
       700  CASE CORPORATION                       48,212.50
     9,300  CINCINNATI MILACRON INC               241,218.75
    21,700  COOPER INDUS INC                    1,079,575.00
    21,600  DOVER CORP                          1,328,400.00
     6,800  HARNISCHFEGER INDUS INC               282,200.00
    23,400  INGERSOLL RAND CO                   1,444,950.00
     1,700  NACCO INDUS INC CL A                   95,943.75
    50,700  ROCKWELL INTL CORP W/I              2,991,300.00

                OFFICE EQUIPMENT AND SUPPLIES
    17,700  DELUXE CORP                           604,012.50
     5,500  HARLAND JOHN H CO                     125,468.75
    28,100  IKON OFFICE SOLUTIONS                 700,743.75
    33,400  PITNEY BOWES INC                    2,379,750.00
    68,500  XEROX CORP.                         5,402,937.50

                RUBBER
    10,900  GOODRICH B F CO                       472,106.25
    30,200  GOODYEAR TIRE & RUBBER              1,912,037.50

                OTHER DURABLE GOODS
    36,000  CORNING INCORPORATED                2,002,500.00
    10,800  CRANE CO                              451,575.00
    50,200  ILLINOIS TOOL WORKS                 2,506,862.50
     8,600  MILLIPORE CORP                        378,400.00
    81,400  MINNESOTA MNG & MFR                 8,302,800.00
    20,200  STANLEY WORKS                         808,000.00

                COMPUTERS AND SOFTWARE
    26,900  APPLE COMPUTER INC                    383,325.00
     1,100  BAY NETWORKS INC                       29,218.75
    73,400  CABLETRON SYSTEMS INC               2,078,137.50
     9,400  CERIDIAN CORP                         397,150.00
    58,100  COMPAQ COMPUTER CORP                5,766,425.00
    77,875  COMPUTER ASSOC INTL INC             4,336,664.06
   144,300  CUC INTERNATIONAL                   3,724,743.75
     8,600  DATA GENL CORP                        223,600.00
    23,400  DELL COMPUTER CORP                  2,748,037.50
    42,300  DIGITAL EQUIP CORP                  1,499,006.25
   274,600  IBM CORP                           24,765,487.50
     7,200  INTERGRAPH CORP                        61,200.00
   276,200  MICROSOFT CORP                     34,904,775.00
    84,900  NOVELL INC                            588,993.75
    43,300  SILICON GRAPHICS                      649,500.00
    87,600  SUN MICROSYSTEMS                    3,260,362.50
    12,400  TANDEM COMPUTERS INC                  251,100.00
    37,700  UNISYS CORP                           287,462.50

                HOUSEHOLD FURN/APPLIANCES
    13,100  WHIRLPOOL CORP                        714,768.75

                TELECOMMUNICATIONS
    86,900  AIRTOUCH COMMUNICATIONS             2,378,887.50
    23,625  ANDREW CORP                           664,453.13
    27,800  DSC COMMUNICATIONS                    618,550.00
   110,372  LUCENT TECHNOLOGIES INC             7,953,682.25
    72,000  WORLDCOM INC                        2,304,000.00

                MISCELLANEOUS
    56,300  ALLIED-SIGNAL INC                   4,729,200.00
    17,300  BLACK & DECKER CORP                   643,343.75
    26,300  ITT INDUSTRIES INC                    677,225.00
    17,800  JOHNSON CTLS INC                      730,912.50
    18,300  PARKER HANNIFIN CORP                1,110,581.25
    10,600  SNAP ON TOOLS CORP                    417,375.00
    26,000  THERMO ELECTRON CORP                  884,000.00
    30,400  TYCO LABS INC                       2,114,700.00

               TOTAL DURABLE GOODS           $337,732,669.07

  FINANCIAL                               15.71%

                BANKS
    86,400  BANC ONE CORP                       4,185,000.00
    71,300  BANK NEW YORK INC                   3,101,550.00
   143,800  BANKAMERICA CORP                    9,284,087.50
    34,400  BANKBOSTON CORPORATION              2,478,950.00
    19,800  BANKERS TR NY CORP                  1,722,600.00
    37,800  BARNETT BANKS INC                   1,984,500.00
    96,720  CHASE MANHATTAN CORP NEW            9,387,885.00
    95,900  CITICORP                           11,561,943.75
    40,650  CORESTATES FINL CORP                2,184,937.50
     3,000  FIFTH THIRD BANCORP COM               246,093.75
       500  FIRST BANK SYS INC                     42,687.50
    69,014  FIRST CHICAGO NBD CORP              4,175,347.00
    53,725  FIRST UNION CORP                    4,969,562.50
    51,257  FLEET FINANCIAL GROUP INC           3,242,005.25
    42,100  KEYCORP NEW                         2,352,337.50
    68,625  MBNA CORP                           2,513,390.63
    44,600  MELLON BANK CORP                    2,012,575.00
    40,100  MORGAN J P & CO                     4,185,437.50
    37,100  NATIONAL CITY CORP                  1,947,750.00
   128,096  NATIONSBANK CORP                    8,262,192.00
    77,800  NORWEST CORP                        4,376,250.00
    53,000  PNC FINANCIAL                       2,206,125.00
    28,800  REPUBLIC NEW YORK CORP              3,096,000.00
    41,500  SUNTRUST BANKS INC                  2,285,093.75
    19,900  U S BANCORP ORE                     1,276,087.50
    37,700  WACHOVIA CORP                       2,198,381.25
    20,633  WELLS FARGO & CO                    5,560,593.50

                FINANCE COMPANIES
   105,100  AMERICAN EXPRESS CO                 7,829,950.00
    10,700  BENEFICIAL CORP                       760,368.75
   157,600  FED HOME LN MTG CORP                5,417,500.00
       700  GREEN TREE FINANCIAL                   24,937.50
    20,400  HOUSEHOLD INTL CORP                 2,395,725.00

                HOLDING COMPANY
     4,100  EASTERN ENTERPRISES                   142,218.75
    71,025  MS, DW, DISCOVER & CO               3,058,514.06

                FIRE AND CASUALTY INSURANCE
    37,200  CHUBB CORP                          2,487,750.00
    17,600  GENERAL RE CORP                     3,203,200.00
    29,900  SAFECO CORP                         1,395,956.25

                INSURANCE
     7,254  AEGON N.V. -ARS                       508,233.38
    25,460  AETNA INC                           2,606,467.50
   103,669  ALLSTATE CORPORATION                7,567,837.00
    92,050  AMERICAN INTL GROUP                13,749,968.75
     1,350  AON CORP                               69,862.50
    15,200  CIGNA CORP                          2,698,000.00
    25,000  CONSECO INC                           925,000.00
    26,300  HARTFORD FINANCIAL SVCS             2,176,325.00
    57,100  LOEWS CORP                          5,717,137.50
    26,800  MARSH & MCLENNAN CO.                1,912,850.00
     7,000  MBIA INC                              789,687.50
     9,000  MGIC INVT CROP                        431,437.50
    17,200  ST PAUL COS INC                     1,311,500.00
    12,200  TORCHMARK CORP                        869,250.00
    14,900  TRANSAMERICA CORP                   1,394,081.25
   136,333  TRAVELERS GROUP INC                 8,597,499.81
    29,400  UNUM CORP.                          1,234,800.00
    26,100  USF & G CORP                          626,400.00

                LIFE INSURANCE
    46,140  AMERICAN GENERAL CORP               2,203,161.36
    12,550  JEFFERSON PILOT CORP                  876,931.25
    17,200  LINCOLN NATL CORP IND               1,107,250.00
    16,700  PROVIDIAN FINL CORP W/I               536,487.50

                REAL ESTATE
   232,800  FEDERAL NATL MTGE ASSN             10,155,900.00
    15,000  HFS                                   870,000.00

                SAVINGS & LOANS
    28,500  AHMANSON H F & CO                   1,225,500.00
    14,100  GOLDEN WEST FINL CORP                 987,000.00
    32,300  GREAT WESTERN FINL                  1,736,125.00

                BROKERAGE
    76,400  MERRILL LYNCH & CO                  4,555,350.00
    21,700  SALOMON INC                         1,207,062.50

                   TOTAL FINANCIAL           $206,202,588.99

  METALS AND MINING                        0.78%

                ALUMINUM
    36,000  ALUMINUM CO AMER                    2,713,500.00
    12,500  REYNOLDS METALS CO                    890,625.00

                MINING
    21,600  HOMESTAKE MNG CO                      282,150.00

                STEEL
    30,255  ALLEGHENY TELEDYNE                    816,885.00
    20,200  ARMCO, INC.                            78,275.00
    18,900  BETHLEHEM STEEL CORP                  197,268.75
     8,800  INLAND STEEL INDUS INC                229,900.00
    11,600  NUCOR CORP                            664,100.00
    14,800  TIMKEN CO                             526,325.00
    15,000  USX-US STEEL GROUP                    525,937.50
    18,900  WORTHINGTON INDS INC                  346,106.25

                OTHER METALS
     8,100  ASARCO INC                            248,062.50
    18,800  BATTLE MOUNTAIN GOLD CL A             106,925.00
    29,437  NEWMONT MNG CORP                    1,148,043.00
    12,000  PHELPS DODGE CORP                   1,022,250.00

                MINERALS
    19,200  CYPRUS AMAX MINERALS CO               470,400.00

           TOTAL METALS AND MINING            $10,266,753.00

  COLLECTIBLES & PRECIOUS MATERIALS        0.04%

                GOLD-DIAMOND-GEMS
    15,600  FREEPORT-MCMORAN COPPER-B             485,550.00

TOTAL COLLECTIBLES & PRECIOUS MATERIALS          $485,550.00

  OIL-ENERGY                               7.42%

                OIL & GAS PRODUCERS
    18,500  AMERADA HESS CORP                   1,027,906.25
   101,500  AMOCO CORP                          8,824,156.25
    21,800  COASTAL CORP                        1,159,487.50
    16,400  ENSERCH CORP                          364,900.00
     5,500  HELMERICH & PAYNE INC.                316,937.50
       400  MCDERMOTT INTL INC                     11,675.00
    71,300  OCCIDENTAL PETROLEUM                1,786,956.25
    18,800  ROWAN COS INC                         529,925.00
    16,700  SANTA FE ENERGY RES INC               245,281.25
    39,892  UNION PACIFIC RESOURCES               992,313.50
    70,000  USX-MARTHON GROUP COM NEW           2,021,250.00

                NATURAL RESOURCES
    36,500  DRESSER INDUS INC                   1,359,625.00
    10,400  KERR MCGEE CORP                       659,100.00
     6,300  LOUISIANA LD & EXPL CO                359,887.50
    37,950  WILLIAMS COS INC-DEL                1,660,312.50

                OIL EQUIPMENT, WELLS & SVCS
    13,200  ASHLAND, INC                          612,150.00
    30,000  BAKER HUGHES INC                    1,160,625.00
    23,800  HALLIBURTON CO                      1,886,150.00
    11,000  WESTERN ATLAS INC                     805,750.00

                OIL - DOMESTIC
    25,900  BURLINGTON RESOURCES INC            1,142,837.50
     9,500  PENNZOIL CO                           729,125.00
    47,800  PHILLIPS PETE CO                    2,091,250.00
    55,000  UNOCAL CORP                         2,134,687.50

                OIL - INTERNATIONAL
    72,400  ATLANTIC RICHFIELD CO               5,104,200.00
   141,200  CHEVRON CORP                       10,439,975.00
   511,200  EXXON CORP.                        31,438,800.00
   161,200  MOBIL CORP                         11,263,850.00
    26,000  ORYX ENERGY COMPANY                   549,250.00
     8,800  ROYAL DUTCH PETE CO NY                475,200.00
    13,500  SUN CO INC                            418,500.00
    53,400  TEXACO INC                          5,807,250.00

                  TOTAL OIL-ENERGY            $97,379,313.50

  RETAIL                                   3.33%

                DEPARTMENT STORES
    22,100  CVS CORP                            1,132,625.00
    32,400  DAYTON HUDSON CORP                  1,723,275.00
    18,700  DILLARDS INCORPORATED                 647,487.50
    12,700  HARCOURT GENERAL INC                  604,837.50
   102,700  K MART                              1,258,075.00
    47,000  MAY DEPT STORES CO                  2,220,750.00
     8,300  MERCANTILE STORES                     522,381.25
    36,700  PENNEY JC INC                       1,915,281.25
    77,100  SEARS ROEBUCK & CO                  4,144,125.00
   358,900  WAL MART STORES INC                12,135,306.25
    34,900  WINN-DIXIE STORES INC               1,300,025.00
    19,200  WOOLWORTH CORP                        460,800.00

                GROCERY
    52,100  ALBERTSON'S INC                     1,901,650.00
    33,400  AMERICAN STORES CO                  1,649,125.00
     7,800  FLEMING COS                           140,400.00
    13,800  GIANT FOOD INC                        446,775.00
     8,800  GREAT ATLANTIC & PAC TEA              239,250.00
    37,200  KROGER CO                           1,078,800.00
    11,600  SUPERVALUE INC                        400,200.00

                OTHER RETAIL
    17,900  CIRCUIT CITY STORES                   636,568.75
    45,600  COSTCO COMPANIES INC                1,499,100.00
     7,800  LONGS DRUG STORES CORP                204,262.50
    20,200  LOWES COS INC                         749,925.00
     6,600  PEP BOYS-MAN, MO, JACK                224,812.50
    18,000  RITE AID CORP                         897,750.00
     7,100  TANDY CORP                            397,600.00
    58,600  TOYS R US                           2,051,000.00

                SPORTING GOODS
    11,100  REEBOK INTL LTD                       518,925.00
     6,700  RUSSELL CORP                          198,487.50

                APPAREL
    17,800  CHARMING SHOPPES INC                   92,893.75
    42,200  GAP INC                             1,640,525.00
    13,800  NORDSTROM INC                         677,062.50

                      TOTAL RETAIL            $43,710,081.25

  UTILITIES                                8.02%

                ELECTRIC
    37,900  AMERICAN ELEC PWR INC               1,591,800.00
    27,500  BALTIMORE GAS & ELEC                  733,906.25
    24,600  CAROLINA PWR & LT CO                  882,525.00
    42,200  CENTRAL & SOUTH WEST CORP             896,750.00
    23,900  CINERGY CORP                          832,018.75
    42,400  CON. EDISON NY INC                  1,248,150.00
    42,700  DOMINION RES INC-VA                 1,563,887.50
    74,325  DUKE POWER CO                       3,562,954.69
    95,400  EDISON INTERNATIONAL                2,373,075.00
    47,300  ENTERGY CORP NEW                    1,294,837.50
    35,600  FPL GROUP INC                       1,639,825.00
    20,700  GPU INC                               742,612.50
    51,400  HOUSTON INDS INC                    1,101,887.50
    34,200  NIAGARA MOHAWK PWR                    292,837.50
    13,600  NORTHERN STS PWR CO                   703,800.00
    35,200  OHIO EDISON CO                        767,800.00
    53,600  PACIFICORP                          1,179,200.00
    44,800  PECO ENERGY                           940,800.00
    89,300  PG&E CORP                           2,165,525.00
     2,200  PP&L RESOURCES INC                     43,862.50
    42,400  PUBLIC SVC ENTERPRISE GRP           1,060,000.00
   186,081  SBC COMMUNICATIONS INC             11,513,761.88
   137,700  SOUTHERN CO                         3,012,187.50
    44,100  UNICOM CORP                           981,225.00
    18,000  UNION ELECTRIC CO                     678,375.00

                GAS
    11,900  COLUMBIA GAS SYS INC                  776,475.00
    17,500  CONSOLIDATED NATL GAS                 941,718.75
    50,800  ENRON CORP                          2,073,275.00
    10,600  NICOR INC                             380,275.00
    26,600  NORAM ENERGY CORP                     405,650.00
     6,600  ONEOK INC                             212,437.50
    15,000  PACIFIC ENTERPRISES                   504,375.00
     8,300  PEOPLES ENERGY CORP                   310,731.25
    16,600  SONAT INC                             850,750.00
    43,900  TEXAS UTILITIES CO                  1,511,806.25

                TELEPHONE
   285,400  A T & T                            10,006,837.50
    23,900  ALLTEL CORP                           799,156.25
    97,400  BELL ATLANTIC CORP                  7,390,225.00
   193,800  BELLSOUTH CORP                      8,987,475.00
    27,300  FRONTIER CORP                         544,293.75
   179,800  GTE CORP                            7,888,725.00
    89,500  NYNEX CORP                          5,157,437.50
    76,800  SPRINT CORP                         4,041,600.00
   103,100  U S WEST INC                        3,885,581.25
   130,500  U S WEST MEDIA GROUP                2,642,625.00

                WASTE DESPOSAL
    44,800  BROWNING FERRIS IND                 1,489,600.00
    84,453  WASTE MANAGEMENT INC                2,713,052.63

                   TOTAL UTILITIES           $105,317,706.70

  MISCELLANEOUS                            9.11%

                BROADCAST/COMMUNICATIONS
    53,250  COMCAST CORP CL A SPL               1,138,218.75
    32,300  GANNETT CO., INC                    3,189,625.00
   136,100  MCI COMMUNICATIONS                  5,210,078.13
   116,000  MOTOROLA INC                        8,816,000.00
   112,300  TELE COMM. INC CL A                 1,670,462.50
    71,800  TELLABS INC                         4,011,825.00
    72,200  VIACOM INC CL B NON VTG             2,166,000.00

                BUSINESS SERVICES
    25,200  AMDAHL CORP                           220,500.00
     4,000  AUTODESK INC                          153,250.00
    57,500  AUTOMATIC DATA PROC                 2,702,500.00
    18,300  BLOCK H&R INC                         590,175.00
    22,000  COMPUTER SCIENCES CORP              1,586,750.00
    25,900  DONNELLEY RR & SONS                   948,587.50
    14,600  DOW JONES & CO                        586,737.50
    27,100  DUN & BRADSTREET                      711,375.00
    12,700  E M C CORP                            495,300.00
    12,700  ECOLAB INC                            606,425.00
    84,100  FIRST DATA CORP                     3,695,143.75
     8,800  GRAINGER W W INC                      688,050.00
    16,900  INTERPUBLIC GROUP COS               1,036,181.25
     9,800  SAFETY KLEEN CORP                     165,375.00
    14,000  SCIENTIFIC-ATLANTA                    306,250.00
    43,500  SERVICE CORP INTL                   1,430,062.50
     2,900  THREE COM CORP                        130,500.00

                FOOD SERVICE
    37,000  DARDEN RESTAURANTS INC                335,312.50
   151,400  MCDONALDS CORP                      7,314,512.50
   486,600  PHILLIP MORRIS CO INC              21,592,875.00
    20,100  WENDYS INTL INC                       521,343.75

                HOTEL & MOTEL
    49,700  HILTON HOTELS CORP                  1,320,156.25
    26,300  ITT CORP NEW                        1,605,943.75
    24,200  MARRIOTT INTL CORP                  1,485,275.00

                HOUSING
     3,900  PULTE CORP                            134,793.75

                MED SERV & SUPPLIES
    23,600  BIOMET INC                            439,550.00
    42,400  HEALTHSOUTH CORPORATION             1,057,350.00
     1,300  HUMANA INC                             30,062.50
    10,900  MANOR CARE INC                        355,612.50
    55,400  MEDTRONIC INC                       4,487,400.00
     4,900  SHARED MEDICAL SYS CORP               264,600.00
    13,000  ST. JUDE MED INC.                     507,000.00

                REAL ESTATE
     4,500  CENTEX CORP                           182,812.50

                TRANSPORTATION
    22,000  AMR CORP                            2,035,000.00
    31,603  BURLINGTON NRTHN SANTA FE           2,840,319.63
     9,000  CALIBER SYSTEMS INC                   335,250.00
    48,800  CSX CORP                            2,708,400.00
    10,400  DELTA AIR LINES INC                   852,800.00
    20,500  FEDERAL EXPRESS CORP                1,183,875.00
     8,700  FLEETWOOD ENTERPRISES                 259,368.75
    23,500  NORFOLK SOUTHERN CORP               2,367,625.00
    16,600  PACCAR INC                            770,862.50
    14,900  RYDER SYSTEMS INC                     491,700.00
    32,100  SOUTHWEST AIRLINES CO                 830,587.50
    12,800  U S AIR GROUP                         448,000.00
    46,100  UNION PACIFIC CORP                  3,250,050.00

                MISCELLANEOUS
    27,500  COGNIZANT CORP                      1,113,750.00
    15,200  MALLINCKRODT (NEW)                    592,800.00
     3,300  SCHLUMBERGER                          412,500.00
    53,100  WARNER-LAMBERT                      6,597,675.00

                TELECOMMUNICATIONS
   117,600  AMERITECH CORP NEW                  7,989,450.00
     6,800  HARRIS CORP-DEL                       571,200.00

               TOTAL MISCELLANEOUS           $119,541,185.26

  UTILITIES                                0.06%

                ELECTRIC
    28,200  DTE ENERGY COMPANY                    779,025.00

                   TOTAL UTILITIES               $779,025.00

                                 TOTAL COMMON STOCK       $1,309,054,012.41

OTHER

                                           0.28%

                CASH EQUIVALENTS
 3,728,610  AIM SHORT TERM INV SER 2            3,728,609.91

                             TOTAL             $3,728,609.91

                                        TOTAL OTHER           $3,728,609.91


             TOTAL INVESTMENTS -         100.00%          $1,312,782,622.32
             (cost $796,511,300)

             See accompanying notes to financial statements